Exhibit (a)(5)(vii)

Silver Triangle Building

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

creditacceptance.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

Date: July 2, 2012

Investor Relations: Douglas W. Busk

Senior Vice President and Treasurer

(248) 353-2700 Ext. 4432

IR@creditacceptance.com

NASDAQ: CACC

CREDIT ACCEPTANCE ANNOUNCES:

PRELIMINARY RESULTS OF TENDER OFFER AND

EXTENSION OF REVOLVING SECURED WAREHOUSE FACILITY

Southfield, Michigan – July 2, 2012 – Credit Acceptance Corporation (NASDAQ: CACC) (referred to as the “Company”, “Credit Acceptance”, “we”, “our”, or “us”) announced today the preliminary results of our tender offer and the extension of our revolving secured warehouse facility.

Preliminary Results of Tender Offer

We announced today the preliminary results of our tender offer, which expired at 5:00 p.m., New York City time, on June 29, 2012. We commenced the tender offer on June 1, 2012 to purchase up to 1,000,000 shares of our outstanding common stock at a price of $84.45 per share, net to the seller in cash, without interest. Georgeson, Inc. acted as information agent for the tender offer and Computershare Trust Company, N.A. acted as the depositary.

Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 4,750,025, which includes approximately 0.2 million shares tendered by Scott J. Vassalluzzo, one of our directors and a managing member of Prescott General Partners LLC, and approximately 2.5 million shares tendered by Prescott General Partners LLC. Of the total shares tendered, 52,258 were tendered pursuant to the guaranteed delivery procedure described in our Offer to Purchase. Tenders made pursuant to the guaranteed delivery procedure will be accepted upon receipt of the related stock certificates or confirmation of book entry transfer, along with any other required documentation within three business days after the notice of guaranteed delivery was delivered to the depositary. Based on the preliminary count, we expect to purchase 1,000,000 properly tendered shares at $84.45 per share, net to the seller in cash, without interest, for a total purchase price of approximately $84.5 million. Because more than the maximum 1,000,000 shares were tendered, we will purchase only a prorated portion of the shares tendered by each tendering shareholder, other than odd lot shareholders, as described in our Offer to Purchase. Based on the preliminary count, and without accounting for the effect of odd lot priority on the proration factor, we expect the proration factor to be approximately 21.1%.

The actual number of shares to be purchased and the proration factor are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and the proration factor will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

Extension of Revolving Secured Warehouse Facility

We have extended the date on which our $75.0 million revolving secured warehouse facility will cease to revolve from September 10, 2013 to September 10, 2015. The maturity of the facility was also extended from September 10, 2014 to September 10, 2017. There were no other material changes to the terms of the facility.

Description of Credit Acceptance Corporation

Since 1972, Credit Acceptance has offered automobile dealers a financing program that enables them to sell vehicles to consumers, regardless of their credit history. Our financing program is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our financing program, consumers are often unable to purchase a vehicle or they purchase an unreliable one. Further, as we report to the three national credit reporting agencies, an important ancillary benefit of our program is that we provide a significant number of our consumers with an opportunity to improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.

2